Exhibit 99.1

TELUS International Announces Closing of Upsized Secondary Offering of
Subordinate Voting Shares and the Exercise of the Underwriters’ Over-
Allotment Option

Vancouver, Canada – September 28, 2021 – TELUS International (Cda) Inc. (TELUS International) (NYSE & TSX: TIXT) announced today the closing of the upsized underwritten public secondary offering of 14,400,000 subordinate voting shares of TELUS International, at a price of US$34.00 per share, by certain shareholders of TELUS International, including Baring Private Equity Asia. Additionally, the underwriters fully exercised the option to purchase up to an additional 2,160,000 subordinate voting shares of TELUS International from the selling shareholders.

TELUS International did not sell any subordinate voting shares in the offering and did not receive any proceeds from the sale of the subordinate voting shares by the selling shareholders.

As a result of the offering, TELUS International’s publicly traded float increased to 65,902,464 subordinate voting shares.

Following the offering, and including the impact from the exercise in full of the underwriters’ over-allotment option, TELUS Corporation and Baring Private Equity Asia hold approximately 70.9% and 25.9%, respectively, of the combined voting power of TELUS International and approximately 55.1% and 20.1%, respectively, of the economic interest.

J.P. Morgan Securities LLC, Barclays Capital Inc., CIBC Capital Markets and Credit Suisse Securities (USA) LLC acted as joint lead book-running managers for the offering. Citigroup Global Markets Inc. and RBC Dominion Securities Inc. also acted as joint book-running managers and Robert W. Baird & Co. Incorporated, BMO Capital Markets, Scotia Capital Inc., TD Securities Inc., Wells Fargo Securities Canada, Ltd. and William Blair & Company, L.L.C. acted as book-running managers for the offering.

The offering was made only by means of a prospectus. A copy of the prospectus related to the offering may be obtained from: J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at (866) 803-9204 or by email at prospectuseq_fi@jpmorganchase.com, Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, by telephone at (888) 603-5847 or by at email at barclaysprospectus@broadridge.com; CIBC Capital Markets, 161 Bay Street, 5th Floor, Toronto, ON M5J 2S8, by telephone at 1-416-956-6378 or by email at Mailbox.CanadianProspectus@cibc.com; or Credit Suisse Securities (USA) LLC, Attention:

Prospectus Department, 6933 Louis Stephens Drive, Morrisville, North Carolina 27560, Telephone: 1-800-221-1037 or e-mail: usa.prospectus@credit-suisse.com.

No securities regulatory authority has either approved or disapproved of the contents of this press release. This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities of TELUS International, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

About TELUS International

TELUS International (NYSE & TSX: TIXT) designs, builds and delivers next-generation digital solutions to enhance the customer experience (CX) for global and disruptive brands. The company’s services support the full lifecycle of its clients’ digital transformation journeys, enabling them to more quickly embrace next-generation digital technologies to deliver better business outcomes. TELUS International’s integrated solutions span digital strategy, innovation, consulting and design, IT lifecycle including managed solutions, intelligent automation and end-to-end AI data solutions including computer vision capabilities, as well as omnichannel CX and trust and safety solutions including content moderation. Fueling all stages of company growth, TELUS International partners with brands across high growth industry verticals, including tech and games, communications and media, eCommerce and fintech, healthcare, and travel and hospitality.

TELUS International’s unique caring culture promotes diversity and inclusivity through its policies, team member resource groups and workshops, and equal employment opportunity hiring practices across the regions where it operates. The company is building stronger communities and helping those in need through large-scale volunteer events that have positively impacted the lives of more than 150,000 citizens around the world and through its five TELUS International Community Boards that have provided $4 million in funding to grassroots charitable organizations since 2015.

TELUS International Investor Relations

Jason Mayr
(604) 695-3455
ir@telusinternational.com

TELUS International Media Relations

Ali Wilson
(604) 328-7093
Ali.Wilson@telusinternational.com

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